

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2015

Allan Bradley
Chief Executive Officer
Scor International Foods, Inc.
539 Jarvis Street, Suite M2
Toronto, Ontario, Canada M4Y 2H7

> **Re:    Scor International Foods, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 3, 2015**
> **File No. 333-203239**

Dear Mr. Bradley:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.    At page 5, you disclose that as of the most recent fiscal year end, you had no assets and have earned no revenues.  You state (at page 21) that you are a development stage company "that plans to provide value added, meaning prepackaged, ethnic food products."  At page 22 you disclose that you have no suppliers and that you have no publicly announced new products or services.  Finally, at page 28, you concede that you "have not begun our planned principal operations."

Nonetheless, your filing includes many disclosures inconsistent with this information. Please revise your prospectus to ensure that it provides complete and accurate information regarding your company and the status of its current and planned operations. Some examples of incomplete or inconsistent disclosures which do not appear to reflect your business include the following:

- References at page 3 and elsewhere to continuing to expand your "product line" and your "current geographic customer base";
- Risks related to "marine life" regulations (page 8), sustaining your "market position" (page 9), and the business insurance policies you purportedly maintain (page 11);
- "[T]he Company has never experienced a contamination problem in its products" (page 11);
- "We are engaged in the business of providing value-added production," etc., "source ingredients from all over the world," and "provide saucing, breading … and retail and foodservice packaging" (pages 21 and 27, underlining added);
- "Our revenue model is based on selling our current products" and "we have developed a loyal customer base that is growing" (page 22); and
- "Operating revenues are expected to be significant in fiscal year 2015" (page 28).

3. Despite having only one officer/director/part-time employee (see page 23 and elsewhere), you refer on the cover page and elsewhere to your multiple officers and directors (including the page 32 reference to two directors) and to "personnel dedicated solely to sales and marketing" (page 11). Moreover, at page 21 you assert that your "revenue stream will be sufficient to fund [your] operations over the next twelve months," despite disclosing at page 29 (underlining added) that your "current working capital position, together with our expected cash flows from operations will be insufficient to fund our operations … for at least the next twelve months." Please eliminate all such inconsistent disclosure.

4. It appears that you are a shell company given that you have had no operations and have no assets. See Securities Act Rule 405. Please revise your disclosure accordingly including disclosing the consequences of that status, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity of your securities. Lastly, please include related risk factor disclosure. If you do not concur that you are a shell company, please tell us why.

Use of Proceeds, page 16

5. Please revise this section to provide further clarity on the difference between "Marketing and Business Development" and "Business Expansion and potential acquisitions." We note that both categories include the development and purchase of additional varieties of food products.

Description of Property, page 24

6.      Describe who provides the company with the rent free office space in Toronto and whether there is any agreement related to the provision of the space.  Also explain to us why you show this same address for Mr. Bradley, when the filing by Atlantica Seafoods Company, Inc. in January 2015 (SEC file no. 333-201757) provides a Seattle address for him (at page 39).

Director, Executive Officers, Promoters and Control Persons, page 32

Background Information about our Officers and Directors, page 32

7.      Please revise the biography of Mr. Bradley on page 32 to present without gaps or ambiguities his principal occupations and employment during the past five years.  Include the name and principal business of any corporation or other organization that employed Mr. Bradley.  For example, provide the dates during which Mr. Bradley was employed by Chef's Depot LLC, Ocean to Ocean Inc., and Ocean Gourmet Foods, and describe the business of each of these organizations.  Refer to Item 401(e) of Regulation S-K.

8.      We also note that the registration statement on Form S-1 filed on January 29, 2015 by Atlantica Seafoods Company, Inc. identifies Mr. Bradley as its chief executive officer.  Please advise or revise this section to disclose his employment with Atlantica Seafoods Company, Inc.  Furthermore, please disclose the number of hours per week Mr. Bradley expects to devote to your business, and clarify whether he is based in Seattle or Toronto.

Security Ownership of Certain Beneficial Owners and Management, page 34

9.      Expand the tabular disclosure to provide Mr. Corvese's address, as Item 403(a) of Regulation S-K requires.

Exhibits

10.     Exhibit 3.1.1 was electronically filed in an un-searchable format.  Please amend your filing to make sure all exhibits are submitted in a text searchable format.  Refer to Section 5.1 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 31) (April 2015), and Item 301 of Regulation S-T.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have questions regarding comments on the financial statements and related matters, you may contact Lily Dang, Staff Accountant, at (202) 551-3867, or Michael Fay, Staff Accountant, at (202) 551-3812. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc:    Kenneth Bart, Esq.
       Bart and Associates LLC